FILED PURSUANT TO RULE 424(B)(3)
                                                           FILE NUMBER 333-56024

PROSPECTUS SUPPLEMENT
(To preliminary prospectus dated March 12, 2001)



                    [LOGO OMITTED] CORNERSTONE
                                   REALTY INCOME TRUST, INC.


                      EXCHANGE OFFER FOR ALL OUTSTANDING
                     SERIES A CONVERTIBLE PREFERRED SHARES

     The exchange offer has been extended until Tuesday, April 17, 2001 at 12:00 midnight, New York City time, unless further extended. Other than as indicated in this prospectus supplement, the terms of the exchange offer remain the same.

     We have prepared this prospectus supplement to update information contained in our preliminary prospectus dated March 12, 2001 and delivered to you in connection with our offer to exchange each of your Series A Convertible Preferred Shares of Cornerstone for either of the following options:

     o Option 1: two common shares; or

     o Option 2: one common share and $12.25 in cash.

     This prospectus supplement should be read in conjunction with our preliminary prospectus dated March 12, 2001. The information beginning on the following page supplements or amends the sections of the preliminary prospectus indicated. The information in this prospectus supplement supersedes contrary information in the section entitled "Prospectus Summary" beginning on page 3 of the preliminary prospectus.


CAREFULLY  CONSIDER  THE  "RISK  FACTORS" BEGINNING ON PAGE 8 OF THE PRELIMINARY
                                  PROSPECTUS.

                               ----------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 11, 2001.


   PLEASE SEE THE SUPPLEMENTAL INFORMATION BEGINNING ON THE FOLLOWING PAGE.

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THE EXCHANGE OFFER


SOURCE OF FUNDS (PAGE 18 OF PRELIMINARY PROSPECTUS)

     We intend to fund the cash portion of the exchange consideration with borrowed funds and we have satisfied the condition that we obtain financing on terms acceptable to us to fund the cash portion of the exchange consideration.

     We have obtained:

         o $75.5 million in long-term secured financing through First Union Securities, Inc., and

         o  $15.68  million  in  long-term   secured   financing   through  ARCS
            Commercial Mortgage Co., L.C.

     We will obtain the remainder of funds required to fund the anticipated cash portion of the exchange consideration through our line of credit with First Union National Bank. To the extent we do not use proceeds from these financings to fund the cash portion of the exchange consideration, we will use the proceeds for general corporate purposes.

     We anticipate repaying funds borrowed to pay the cash portion of the exchange consideration from funds generated from operations, through additional borrowings, or through a combination of these sources.

     The maximum number of common shares that may be issued for convertible preferred shares in the exchange offer is 25,224,314. The maximum amount of cash that may be paid for convertible preferred shares in the exchange offer is $154,498,923.

     As of the close of business on April 10, 2001, 11,816,385 convertible preferred shares had been validly tendered and not withdrawn pursuant to the exchange offer. Of the convertible preferred shares tendered as of that time, the holders of these shares had elected Option 1 with respect to 783,311 shares and had elected Option 2 with respect to 11,033,074 shares.

     First Union Long-Term Financing. The $75.5 million long-term First Union financing is secured by a mortgage on seven apartment properties. This financing provides for the following:

         o a stated annual interest rate of 6.99% and an effective annual interest rate of 7.03%;

         o a maturity date of April 1, 2011;

         o payments consisting of:

           -- interest only for 12 consecutive months, beginning May 1, 2001;
              and

           -- principal and interest in equal monthly installments, computed over an amortization period of 348 months, beginning May 2, 2002;

         o a restriction on voluntary prepayment, which is not permitted without penalty until the three months before maturity; and

         o substantial limitations on substitution of collateral.


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     The actual number of amortized monthly installments is significantly less than the number of periods used in computing the amortization. As a result, this financing will require balloon payments at maturity in the aggregate amount of approximately $66,800,000.

     ARCS Financing. The $15.68 million ARCS Commercial Mortgage financing is secured by one apartment property. This financing has a stated annual interest rate of 6.83% and an effective annual interest rate of 6.94%. The monthly payments of principal and interest are based on a 30-year amortization and the maturity date is May 1, 2011. This financing is structured to comply with the requirements of, and has been assigned to, Fannie Mae.

     The actual number of amortized monthly installments is significantly less than the number of periods used in computing the amortization. As a result, this financing will require balloon payments at maturity in the aggregate amount of approximately $14,112,000.

     First Union Line of Credit. We have received a commitment from First Union National Bank to increase our two-year unsecured line of credit from $50 million to $100 million. The increased line of credit will bear interest at a variable rate equal to LIBOR plus 90 basis points if the amount outstanding is $50 million or less and LIBOR plus 120 basis points if the amount outstanding is greater than $50 million.


CONDITIONS TO, AND AMENDMENT OF, THE EXCHANGE OFFER (PAGE 17 OF PRELIMINARY PROSPECTUS)

     The exchange offer is subject to the following material conditions:

         o the exchange offer must comply with applicable laws and applicable interpretations of the staff of the SEC;

         o no litigation may have been instituted or threatened or law enacted that could prohibit the exchange offer, materially adversely affect our business or materially impair the benefits of the exchange offer;

         o no event may have occurred affecting our business that could prohibit, prevent or significantly delay consummation of the exchange offer, or materially impair the contemplated benefits of the exchange offer; and

         o no tender or exchange offer for our equity securities or any business combination involving us may have been proposed or announced or have occurred.

     Subject to satisfaction or waiver of the conditions, we will accept for exchange any and all convertible preferred shares that are validly tendered and not withdrawn before 12:00 midnight, New York City time, on the expiration date of the exchange offer. However, we reserve the right to:

         o delay the acceptance of your convertible preferred shares for exchange;

         o extend the expiration date and retain all convertible preferred shares that have been tendered, subject to the right of owners of the convertible preferred shares to withdraw their tendered convertible preferred shares; or

         o waive any condition or otherwise amend the terms of the exchange offer in any respect.


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     We are also eliminating the right to refuse to accept convertible preferred shares as set forth in the third bullet point in the second paragraph under "Period for Tendering Your Series A Convertible Preferred Shares" on page 14 of the preliminary prospectus.


INFORMATION AGENT (PAGE 19 OF PRELIMINARY PROSPECTUS)

     As we stated in the preliminary prospectus, we appointed David Lerner Associates, Inc., the information agent for the exchange offer of the convertible preferred shares. In addition, we retained David Lerner Associates, Inc. to solicit, and for advice and assistance in connection with the solicitation of, tenders in the exchange offer.

     David Lerner Associates, Inc. is a broker-dealer that has clients who are owners of the convertible preferred shares. In a letter dated April 2, 2001 David Lerner Associates, Inc. recommended to its clients that they participate in the exchange offer and choose to accept one share of Cornerstone common stock plus $12.25 per share in exchange for each convertible preferred share.

     As set forth in the preliminary prospectus, our board of directors makes no recommendation to holders of the convertible preferred shares whether or not to tender their convertible preferred shares in the exchange offer or as to the form of exchange consideration to elect. As we also stated, we have not authorized anyone to make a recommendation on our behalf regarding the exchange offer.

     In its letter of April 2, 2001 David Lerner Associates, Inc. did not act as the information agent for the exchange offer or in any capacity for Cornerstone or its board of directors. Our board of directors has not changed its position with respect to the exchange offer.


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